PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 21, 2004)

Bolivarian Republic of Venezuela

US $500,000,000
9.375% Global Bonds Due 2034
Interest payable January 13 and July 13

The global bonds will bear interest at the rate of 9.375% per year, accruing from July 13, 2004 and will mature on January 13, 2034. The global bonds are not redeemable prior to maturity. The global bonds are direct, unconditional and unsecured obligations of the Republic. Venezuela has applied to list the global bonds on the Luxembourg Stock Exchange.

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding future modifications to their terms that differ from those applicable to a substantial portion of Venezuela’s outstanding Public External Indebtedness. Under these provisions, which are described in the section entitled “Description of the Global Bonds—Meetings and Amendments” in this prospectus supplement, Venezuela may amend the payment provisions and certain other terms of the global bonds with the consent of the holders of 85% of the aggregate principal amount Outstanding of the global bonds.

The global bonds will constitute a further issuance of, have the same terms and conditions as, and form a single series and be fully fungible with the Republic’s U.S.$1,000,000,000 principal amount of 9.375% Global Bonds due 2034 issued on January 14, 2004.

The global bonds are being offered and sold exclusively to investors in Venezuela and are not being offered or sold within the United States or to any U.S. Persons.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Global Bond		Total

Public Offering Price	123.5	%(1)	U.S.$617,500,000	(2)

Commissions	0.4%		U.S.$2,000,000

Proceeds to the Republic (before net expenses)	123.1	%(2)	U.S.$615,500,000	(2)

(1) Purchasers of the global bonds must also pay accrued interest on the global bonds from (and including) July 13, 2004 to (but excluding) the date of delivery.

(2) Payment for the global bonds will be made in Venezuelan Bolívares at the official fixed exchange rate of Bs.1,920 = U.S.$1.00.

The Republic will issue the global bonds through the book-entry system of the Depository Trust Company on or about December 10, 2004.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest.

Dealer Managers

ABN AMRO	DRESDNER KLEINWORT WASSERSTEIN

December 3, 2004

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different or additional information. The Republic is not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. The financial condition and prospects of the Republic may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

     The Republic, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to the Republic and the global bonds which is material in the context of the issue and offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of the Republic’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. The Republic accepts responsibility accordingly.

     You should rely on information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone else to provide you with any other information. You should not rely on any other information in making your investment decision.

     The Republic is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement, nor is the Republic offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information the Republic has previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. The Republic’s economic, fiscal or political circumstances may have changed since such dates.

     The global bonds described in this prospectus supplement are debt securities of the Republic being offered under Registration Statement No. 333-112250 filed with the Commission under the U.S. Securities Act of 1933; the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that the Republic may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding the Republic, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about the Republic and the global bonds. All such documents may be inspected at the office of the Commission and at the office of the Luxembourg paying agent and transfer agent specified on the inside back cover of this prospectus supplement. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

     References to the “Republic” or “Venezuela” are to the Bolivarian Republic of Venezuela.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Plan of Distribution” in this prospectus supplement.

     The Republic is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. See “Enforcement of Civil Liabilities” in the accompanying prospectus.

SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Bolivarian Republic of Venezuela

Title of Security	9.375% Global Bonds Due 2034.

Aggregate Principal Amount	$500,000,000.

Maturity Date	January 13, 2034.

Interest Rate	9.375% per annum.

Issue Price	123.50%, plus accrued interest from (and including) July 13, 2004 to (but excluding) the date of delivery of the global bonds.

Payment in Bolívares	At the time of their initial issuance, investors in Venezuela will be permitted to purchase and pay for the global bonds in Bolívares at the official exchange rate of Bs.1,920 = U.S.$1.00.

Interest Payment Dates	January 13 and July 13 of each year, commencing January 13, 2005.

Fungibility	The global bonds will constitute a further issuance of, have the same terms and conditions as, and form a single series and be fully fungible with the Republic’s U.S.$1,000,000,000 principal amount of 9.375% Global Bonds due 2034 issued on January 14, 2004.

Form	The global bonds will be represented by one or more book-entry securities in fully registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof, which will be registered in the name of, and deposited with a custodian for, the Depository Trust Company (“DTC”). Beneficial interests in the global bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. (See “Description of the Global Bonds— Definitive Global Bonds” in this prospectus supplement.)

Book-Entry System	Upon the issuance of the global bonds as book-entry securities, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the global bonds represented by the book-entry securities to the accounts of institutions (“DTC participants”) that have accounts with DTC or its nominee that the dealer managers designate. Ownership of beneficial interests in the book-entry securities will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in the book-entry securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and on the records of DTC participants (with respect to interests of persons other than DTC participants). Investors may elect to hold interests in the global bonds through any of DTC, Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or the Euroclear System (“Euroclear”) if they are participants of such systems, or indirectly through organizations that are participants in such systems.

Payment of Principal and Interest	Principal of and interest on the global bonds will be payable in U.S. dollars or other legal tender of the United States of America. As long as the global bonds are in the form of book-entry securities, payment of principal and interest to investors shall be made through the facilities of DTC.

Ranking	The global bonds will constitute direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with any other existing and future unsecured and unsubordinated indebtedness of the Republic. (See “Description of the Global Bonds—General Terms of the Global Bonds” in this prospectus supplement and “Description of the Debt Securities—Nature of Obligations” in the prospectus.)

Collective Action Clauses	The global bonds will be designated Collective Action Securities and, as such, will contain certain provisions that allow Venezuela to amend the payment provisions and certain other terms of the global bonds with the consent of the holders of 85% of the aggregate principal amount Outstanding of the global bonds. (See “Description of the Global Bonds—Meetings and Amendments” in this prospectus supplement.) Such collective action clauses are not contained in a substantial portion of the Republic’s outstanding Public External Indebtedness.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain liens. (See “Description of the Debt Securities” in the prospectus.)

Events of Default	The global bonds will contain events of default, the occurrence of which may result in the acceleration of the Republic’s obligations under the global bonds prior to maturity. (See “Description of the Debt Securities” in the prospectus.)

Listing	The Republic has applied to list the global bonds on the Luxembourg Stock Exchange.

Fiscal Agent	The global bonds will be issued pursuant to a fiscal agency agreement, dated as of August 6, 1998, as amended, between the Republic and JPMorgan Chase Bank, National Association (formerly The Chase Manhattan Bank), as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Venezuelan and United States tax consequences associated with the global bonds, see “Taxation—Venezuela Taxation” and "—United States Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Governing Law	The laws of the State of New York will be the governing law except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Republic.

Further Issues	The Republic may, without the consent of the holders of the global bonds, create and issue additional securities with the same terms and conditions as those of the global bonds (or with the same terms and conditions except for the amount of the first interest payment and issue price); provided that such additional global bonds do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such global bonds are subject to U.S. federal tax law), original issue discount.

Clearing Reference Numbers	The clearing reference numbers for the global bonds are:

ISIN: US922646BL74

Common Code: 018389347

CUSIP: 922646BL7

INVESTMENT CONSIDERATIONS

Recent Political Developments

     Beginning in 2001, the Republic experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Although the political scene is deeply divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority of the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society.

     Between December 2001 and February 2003, the opposition staged four nation-wide work stoppages to protest against the Chávez administration, the latest of which began on December 2, 2002 and ended on February 3, 2003. It is estimated that this work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion, decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports) and, at certain points, halted as much as 80% of the operations of the oil industry.

     The December 2002 work stoppage failed to achieve its primary objective of removing President Chávez from power. Since that date, pro-Government and opposition forces have taken steps towards resolving the political crisis through the electoral process. On November 8, 2002, César Gaviria, the Secretary General for the Organization of American States, referred to as the OAS, facilitated an agreement between the Government and the opposition to launch the Mesa de Negociación y Acuerdos, referred to as the Negotiation Table. The Negotiation Table was an institutional effort to facilitate the domestic political negotiation process by paving the way for a democratic and constitutional settlement of existing disputes regarding the opposition’s efforts to conduct a recall referendum on President Chávez’s term of office.

     The Government and the opposition signed an agreement on May 29, 2003, mediated by the OAS, which established the political principles for a constitutional, democratic, peaceful and electoral solution to the political instability facing the Republic. In August 2003, the opposition submitted the signatures that it had collected in February 2003. According to the opposition, 2.7 million signatures were submitted; however, in September 2003, the National Electoral Council determined that the signatures were invalid because (i) they were collected before August 19, 2003 and (ii) the forms in which the signatures were collected did not expressly request the recall referendum.

     The opposition orchestrated another signature drive to recall President Chávez that took place between November 28, 2003 and December 1, 2003. Except for certain minor isolated events, the signature collection process transpired without incident. In February 2004, the National Electoral Council announced that it would ask approximately 876,000 of the citizens who participated in that signature drive to confirm their signatures. The decision of the National Electoral Council to provisionally reject the 876,000 signatures was met with strong criticism by the opposition and the members of the National Electoral Council aligned with the opposition.

     In April 2004, the National Electoral Council officially announced that approximately 1.9 million signatures were valid, approximately 375,000 were invalid and approximately 1.2 million were subject to reaffirmation. As to the signatures subject to reaffirmation, National Electoral Council officials asked these individuals to return to 2,659 voting centers nationwide to confirm their signatures and thumbprints. The three-day drive, held between May 28, 2004 and May 30, 2004, gave citizens the opportunity to confirm or withdraw their signatures.

     On June 8, 2004, the National Electoral Council stated that the opposition had collected approximately 2.5 million signatures demanding the recall of President Chávez, which was sufficient to initiate the recall referendum. On August 15, 2004, Venezuelan citizens voted on the recall referendum and approximately 59% of the voters voted against recalling President Chávez. The Democratic Coordinating Committee has contested the results, alleging fraud, and has introduced a formal complaint to the National Electoral Council challenging the results of the referendum.

     State and local elections were held in Venezuela on October 31, 2004. According to the official results of the elections, candidates supported by President Chávez won 21 of the 23 gubernatorial elections, with the two remaining governorships being retained by opposition parties. Military troops and police were dispatched to voting centers across the country. No major incidences of violence were reported.

     In November 2004, the appointment of 17 new justices of the Supreme Tribunal of Justice, or TSJ, was postponed as pro-Government legislators in the National Assembly failed to obtain the prescribed three-fourths majority vote. This marked the first time legislators tried to designate the new TSJ judges under a law governing the country’s top court, which states that if the National Assembly holds three sessions and lawmakers fail to reach consensus on the designation of the judges, the judges may be appointed by a simple majority.

     On December 2, 2004, the Venezuelan Prosecutor General filed a petition with the Venezuelan Supreme Tribunal seeking to annul a decision rendered by the tribunal in 2002 that ruled that the coup d’etat that ousted President Chávez for two days and installed in his place business leader Pedro Carmona, constituted a power vacuum and that there were no grounds to prosecute the high-ranking military officers allegedly involved in the coup d’etat.

Exchange Control Regime

     The general work stoppage that began in December 2002 resulted in a significant decrease in the amount of foreign currency generated from the sale of oil. This decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of the Republic’s international reserves and a substantial depreciation of the Bolivar against the U.S. dollar during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date the Republic suspended foreign exchange trading in an attempt to stem the depreciation of the Bolivar, the Bolivar/U.S. dollar exchange rate declined from Bs.1,322.75 = U.S.$1.00 to Bs.1,853.00 = U.S.$1.00, reflecting a 40.1% depreciation of the Bolivar. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted the Republic’s economy and threatened to affect negatively the Republic’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure the Republic’s future ability to meet its external debt obligations, the Republic suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

     A newly-created commission, referred to as the Foreign Currency Administration Commission, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. CADIVI is managed by a five-member board of directors appointed by the President.

     The exchange control regime centralized the purchase and sale of foreign currencies in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003. Through October 15, 2003, a total of U.S.$5.3 billion in foreign exchange had been approved and U.S.$2.7 billion in foreign exchange had been disbursed under the exchange control regime.

     On February 9, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.1,920.00 = U.S.$1.00.

Recent Economic Results

     The national work stoppage that began in December 2002 had a severe adverse effect on the economy of the Republic during 2003. The work stoppage caused lost revenues of approximately Bs.900 billion to the National Treasury as compared to projections, disrupted national cash flow levels and caused serious arrears of public sector payments to suppliers, fund transfers to the states and municipalities and infrastructure-bound investment. GDP for 2003 totaled approximately Bs.35.7 billion in 1997 Constant Bolívares, representing a contraction of 7.6% in real terms compared to 2002. For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, was 27.1%, and unemployment was 16.8%. Economic activity has recovered in 2004, as real GDP registered a 20.4% rate of growth for the first nine months of the year, as compared to the same period in 2003. Real GDP registered a 15.8% rate of growth in the third quarter of 2004 as compared to the same period in 2003, as the petroleum sector expanded at a rate of 2.7% and the non-petroleum sector expanded at a rate of 18.6%. As of October 2004, inflation, as measured by the CPI, stood at 19.7% and 15.4% on a year-over-year and year-to-date basis, respectively.

     During 2004 to date, fiscal revenues have been higher than budgeted. Although fiscal expenditures have also been higher than budgeted, the fiscal deficit for the full year 2004 is anticipated to be smaller than budgeted.

     Gross international reserves stood at approximately U.S.$20.7 billion at December 31, 2003 (excluding amounts deposited in the Macroeconomic Stabilization Fund, referred to as the Stabilization Fund), representing an increase of approximately U.S.$8.7 billion since December 31, 2002. This increase was primarily due to the effects of the resumption of oil production and exports as well as the implementation of the exchange control regime. At December 31, 2003, the balance in the Stabilization Fund was approximately U.S.$0.7 billion, a decrease of approximately U.S.$2.2 billion from year end 2002, reflecting significant withdrawals effected by PDVSA and the state governments. At November 30, 2004, gross international reserves were approximately U.S.$23.2 billion.

     At December 31, 2003, the estimated total amount of the Government’s Labor Liabilities was calculated to be approximately Bs.23 trillion.

     Standard & Poor’s, Moody’s Investor Services and Fitch all lowered their ratings and outlook with respect to the Republic’s foreign currency-denominated debt in late 2002 or early 2003 (Standard & Poor’s in December 2002; Moody’s and Fitch in January 2003), citing increasing pressure on the Republic’s finances and international reserves due to continued economic disruptions, especially in the petroleum sector. Specifically, Standard & Poor’s, Moody’s and Fitch downgraded their ratings for the Republic’s foreign currency-denominated debt to CCC+, Caa1 and CCC+ (for long-term debt), respectively. In addition, Moody’s changed its outlook for the Republic’s foreign debt to developing, while Standard & Poor’s and Fitch maintained a negative outlook for such debt at that time. Standard & Poor’s subsequently upgraded its outlook on the Republic’s long-term foreign currency-denominated debt from negative to stable in April 2003 and, in July 2003, raised its rating for such debt from CCC+ to B-, citing improved external liquidity stemming from recovering oil production and an improved amortization profile related to a tender offer announced in July 2003, pursuant to which the Republic repurchased approximately U.S.$1.7 billion aggregate principal amount of its Brady Bonds. Moody’s and Fitch also subsequently upgraded their respective outlooks for the Republic’s foreign debt to stable (Moody’s in May 2003 and Fitch in June 2003). In addition, Fitch raised its rating for the Republic’s foreign currency-denominated debt to B- in June 2003, citing the Government’s success in restoring oil production levels. In August 2004, Standard & Poor’s upgraded the Republic’s long-term foreign currency-denominated debt rating from B- to B, and in September 2004, Moody’s upgraded its rating from Caa1 to B2, citing prospective diminished political instability following President Chávez’s victory in the August 15, 2004 referendum coupled with substantial improvements in the Republic’s external indicators. Also, in September 2004, Fitch upgraded its rating on the Republic’s long-term foreign currency-denominated debt from B- to B+.

     On several occasions beginning in the fall of 2003, President Chávez publicly appealed to Banco Central to make up to U.S.$1.0 billion available to help finance the production of agricultural products. The Board of Directors of Banco Central publicly responded to President Chávez’s statements that the Central Bank Law does not permit any direct lending to the National Executive for agricultural development. President Chávez publicly stated his disagreement with Banco Central’s position and threatened to seek a judicial determination of the matter in the Supreme Court and/or to seek the enactment of legislation in the National Assembly amending the Central Bank Law expressly to authorize such assistance. On January 29, 2004, the Government increased the mandatory percentage that banks should allocate to agricultural accounts from 12% to 16%. However, the Government and Banco Central continue to debate whether the current level of international reserves (approximately U.S.$20.7 billion at December 31, 2003) exceeds the optimum level to maintain. President Chávez has stated his intention of submitting to the National Assembly a proposed law that would permit the Government to obtain access to Banco Central’s foreign reserves in excess of levels deemed adequate, but no such legislation has been submitted to date.

     The Government and Banco Central have been in discussions regarding transfers of Banco Central’s earnings to the Government in accordance with the new Central Bank Law. Questions have been raised by the Government regarding the accounting methodology used by Banco Central in calculating its earnings, particularly with respect to earnings realized by Banco Central in connection with foreign exchange transactions. A commission comprised of representatives from Banco Central and the Superintendency of Banks has been appointed to review Banco Central’s financial statements and supporting information in order to determine whether Banco Central reported and transferred to the Government the amounts required by the law.

     On December 1, 2004, the National Assembly approved the Central Government budget for 2005. The approved budget was based on certain assumptions, including an average exchange rate of Bs.2,150 = U.S.$1.00 and an average oil price per barrel of U.S.$23.00. The Government has announced that it will devalue the official exchange rate from Bs.1,920 to Bs.2,150 per U.S. dollar effective January 1, 2005.

     The Government has announced that it intends to propose reforms to the Stabilization Fund, which could include the merger of the Stabilization Fund with the social fund currently being funded by PSDVA. Under the Government’s proposal, the new fund would receive a portion of the proceeds derived from petroleum activities in excess of the oil price assumption set forth in the 2005 budget.

     On December 2, 2004, the Government presented revised economic figures. The following table sets forth the principal revised economic information for the three most recently ended fiscal years.

	For the Year Ended December 31,
	2001	2002	2003
	(percentage change)
Real GDP Growth (Decline)	3.4%	(8.9)%	(7.6)%
Petroleum Sector	(0.9)	(14.2)	(2.1)
Non-petroleum Sector	4.0	(6.0)	(8.1)
	(in billions of 1997 Constant Bolívares)
Central Government
Total Revenues	Bs.18.5	Bs.23.9	Bs.31.4
Total Expenditures	22.4	27.7	37.3
Overall Surplus (Deficit)	(3.9)	(3.9)	(5.9)
(as percentage of GDP)	(4.2)%	(3.3)%	(4.3)%

Oil Dependency

     The Republic, a member of OPEC, is the world’s eighth-largest oil producer and fifth-largest oil exporter. The structure of the Venezuelan fiscal system has been highly dependent on petroleum revenues. From 1999 through 2003, petroleum products accounted for an average of approximately 76.7% of the Republic’s total exports. During the same period, petroleum revenues accounted for an average of approximately 34.0% of the Republic’s total Central Government revenues and the petroleum sector accounted for an average of approximately 26.0% of GDP.

     The average petroleum export price for the Venezuelan basket in 2004 through November 26, 2004 was U.S.$33.75 per barrel compared to U.S. $25.76 per barrel for the full year 2003.

     During the first week of December 2002, state oil workers joined the work stoppage that had been coordinated by the opposition and aimed at forcing President Chávez to step down. The participation of the oil sector in this general work stoppage severely crippled oil production, which dropped to as low as 25,000 bpd at the height of the strike, and caused PDVSA to declare an event of force majeure, which was ultimately lifted on crude oil sales contracts in March 2003 and on gasoline sales contracts in April 2003. Approximately 18,000 of PDVSA’s almost 40,000 employees joined the work stoppage and were subsequently dismissed from PDVSA. These events severely affected the Venezuelan economy. The Government estimates that the general work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion and decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports).

     PDVSA’s oil production recovered significantly during February and March 2003. In June 2003, PDVSA reported that oil production had recovered to approximately 3.2 million bpd. At the same time, PDVSA began refining more than 1 million bpd and exporting approximately 2.5 million bpd of oil and oil products.

     Problems resulting from the general work stoppage also interrupted PDVSA’s billing systems. PDVSA was unable to bill its customers for previously-shipped products, which resulted in an invoicing backlog. As a result of production increases and the normalization of its billing systems, PDVSA was able to increase its collections significantly in March and April 2003. As of July 2003, PDVSA had substantially eliminated the backlogged invoicing volume, and collections had been restored to normal.

     Further production and delivery interruptions related to political instability or employee participation in any future work stoppage could have a significant negative effect on the Venezuelan economy.

     Partially in response to concerns regarding the effects of the general strike that began in 2002, as well as with respect to greater governmental involvement in the operation of PDVSA and the allocation of its resources, Standard & Poor’s, Moody’s and Fitch lowered their ratings for PDVSA in December 2002 and January 2003 to CCC+ from B-, to Caa1 from B3 and to BB- from BBB, respectively, each with negative outlooks. Standard & Poor’s subsequently upgraded its rating outlook for PDVSA from negative to stable in April 2003 and removed its ratings on certain debt of PDVSA Finance Ltd. from Credit Watch, citing improving conditions for the oil company and its finance subsidiary. In June 2003, Fitch upgraded the senior unsecured foreign currency rating of PDVSA from CCC+ to B- and upgraded its rating outlook from negative to stable. In July 2003, Standard & Poor’s upgraded PDVSA’s credit rating from CCC+ to B- and upgraded its rating outlook from negative to stable. In November 2003, Moody’s maintained PDVSA’s Caa1 credit rating, but upgraded its rating outlook to stable. In August 2004, following the rating upgrade of the Republic’s long-term foreign currency-denominated debt from B- to B, Standard & Poor’s upgraded PDVSA’s corporate credit rating from B- to B.

     There can be no assurance that Government revenues from petroleum activities will not continue to experience wide fluctuations as a result of changes in the international petroleum market, future work stoppages at PDVSA and domestic and international political instability. In addition, concerns with respect to the strength of the world economy, market volatility and certain global developments, such as potential ramifications with respect to the aftermath of the war in Iraq, may have a potentially adverse effect on the petroleum market as a whole. Any sustained decline in international petroleum prices could adversely affect the Government’s fiscal accounts and international reserves. Additionally, Venezuelan petroleum production capacity may decrease if the necessary capital expenditures are not allocated to this sector.

Media Content Law

     In November 2004, the National Assembly passed a bill setting forth guidelines regarding the content of programming broadcast by television and radio stations in Venezuela and establishing social responsibilities among television and radio service providers, announcers, independent producers and users. The bill establishes a rating system based on the type of programming and the levels of violence, sex, profanity and certain socially unacceptable behavior it contains. Television and radio stations are prohibited from broadcasting certain types of programming during defined hours of the day, based on the ratings assigned to it.

     The bill also requires that television and radio stations allow the Government to broadcast messages through their facilities free of charge, subject to certain time limits and restrictions as to content. The bill also requires television and radio stations to contribute a percentage of their gross revenues to a fund to be established under the bill for the financing of projects to develop national production and training of television producers, among other things. Television and radio stations that fail to comply with the provisions of the bill, if enacted, may be sanctioned. These sanctions could include the imposition of fines, the suspension of operations and the revocation of operating concessions. The media and other critics of the Government have charged that the bill, if enacted, will suppress freedom of speech and journalistic freedom. It is anticipated that the bill will be signed into law by the President in December 2004.

Emerging Markets

     Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. In 1997, emerging-market risk concerns were heightened due to instability and volatility in the Asian financial, securities and foreign exchange markets. In August 1998, investor confidence in emerging-market issuers was further eroded as a result of the devaluation of the Russian ruble and the default by Russia on its debt. The Asian crisis and the default by Russia had significant repercussions in Latin America. Brazil, Latin America’s largest economy, became the object of speculative attacks on its currency and experienced significant capital outflows and currency devaluations at the end of 1998 and the first quarter of 1999. These events had similar effects on the Republic, which experienced declining stock market values, widening spreads of government securities in the secondary market and significant capital outflows.

     The war in Iraq in early 2003 and the terrorist attacks in the United States on September 11, 2001, which were accompanied by a significant slowdown in the growth of the U.S. economy, as well as in the general world economy, have also contributed to increased cautiousness with respect to investment in developing countries, as well as to a significant decline in the secondary-market values of the debt and equity securities of emerging-market issuers.

     On February 11, 2002, Argentina declared a default on its debt. Argentina’s debt default, as well as the difficulties that Argentina has experienced in attempting to reform its budget and restructure its debt, have called into question the strength of the Latin American financial markets, as well as the macroeconomic and monetary policies of a number of Latin American countries. Argentina’s default on its debt may adversely affect the ability of the Republic and other emerging-market issuers to retain their access to the international capital markets and to preserve their international reserves.

     There can be no assurance that a continuation or acceleration of these crises or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

Limited Trading Market for the Global Bonds

     Application has been made to list the Global Bonds on the Luxembourg Stock Exchange. The Republic has been advised by the dealer managers that they intend to make a market in the Global Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Global Bonds. Under the provisions of the Global Bonds, the Republic is permitted to acquire the Global Bonds through open-market purchase, tender or exchange, subject to certain conditions. If the aggregate principal amount of the Global Bonds outstanding is reduced, the liquidity of any trading market for the Global Bonds could be adversely affected.

USE OF PROCEEDS

     The net proceeds from the sale of the global bonds will be an amount of Bolívares equivalent to approximately U.S.$615,300,000 (at the official exchange rate of Bs.1,920 = U.S.$1.00) after deduction of the dealer managers’ commissions and the net expenses payable by the Republic (which are estimated to be U.S.$200,000). The Republic will use the net proceeds from the sale of the global bonds to finance programs and projects undertaken by entities of the Government of Venezuela and for the payment of the Republic’s existing domestic and external indebtedness.

DESCRIPTION OF THE GLOBAL BONDS

     The following description of the particular terms of the global bonds offered hereby supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities (as such term is used in the prospectus) set forth in the prospectus to which description reference is hereby made.

     The global bonds are to be issued under a fiscal agency agreement between the Republic and JPMorgan Chase Bank, National Association (formerly The Chase Manhattan Bank), as fiscal agent (the “Fiscal Agent”), dated as of August 6, 1998, as amended (the “Fiscal Agency Agreement”). Copies of the Fiscal Agency Agreement and the form of global bond have been filed as exhibits to the registration statement relating to the global bonds of which this prospectus supplement is a part. The following description and the description under “Description of the Debt Securities” in the prospectus summarize certain terms of the global bonds and the Fiscal Agency Agreement. Such summaries do not purport to be complete and are qualified in their entirety by reference to such exhibits. Wherever particular defined terms of the Fiscal Agency Agreement are used and not otherwise defined herein, such defined terms are incorporated herein by reference.

     The Republic may replace the Fiscal Agent at any time, subject to the appointment of a replacement fiscal agent. The Fiscal Agent is not a trustee for the holders of the global bonds and does not have the same responsibilities or duties to act for such holder as would a trustee. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent.

General Terms of the Global Bonds

       The Global Bonds:

•	will be issued in an aggregate principal amount of $500,000,000.

•	will be initially offered in Venezuela only, to investors in Venezuela. The purchase price will be payable in Bolívares at the official exchange rate of U.S.$1.00 = Bs.1,920.

•	will mature at par, including any accrued and unpaid interest, on January 13, 2034.

•	will bear interest at 9.375% per annum, accruing from July 13, 2004, calculated on the basis of a 360-day year, consisting of twelve 30-day months.

•	will pay interest semi-annually in arrears in equal installments on January 13 and July 13 of each year, commencing on January 13, 2005, to be paid to the person in whose name the global bond is registered at the close of business on the preceding December 29 for January 13 interest payments or June 28 for July 13 interest payments.

•	will constitute a further issuance of, have the same terms and conditions as, and form a single series and be fully fungible with the Republic’s U.S.$1,000,000,000 principal amount of 9.375% Global Bonds due 2034 issued on January 14, 2004.

•	upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with all other indebtedness issued in accordance with the Fiscal Agency Agreement and with all other unsecured and unsubordinated Indebtedness of Venezuela.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	will be available in definitive form only under certain limited circumstances.

     Further Issues

     The Republic may from time to time without the consent of holders of the global bonds create and issue further bonds, having terms and conditions the same as those of the global bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the global bonds; provided that such additional global bonds do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such global bonds are subject to U.S. federal tax law), original issue discount.

     Payment

     Payment of principal of and interest on the global bonds will be made to Cede, the nominee for DTC, as the registered owner. The principal of and interest on the global bonds will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment therein of public and private debts.

     Upon receipt of any payment of principal of or interest on the global bonds, DTC will credit DTC participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global bonds as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the global bonds held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.” Neither the Republic nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If any date for payment in respect of any global bond is not a business day, the holder thereof shall not be entitled to payment until the next following business day. In this paragraph “business day” means a day on which banking institutions in The City of New York and at the applicable place of payment are not authorized or obligated by law or executive order to be closed. No further interest shall be paid in respect of any such delay in payment.

     Any moneys held by the Fiscal Agent in respect of the global bonds and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to the Republic, and the holder of such global bond shall thereafter look only to the Republic for any payment to which such holder may be entitled.

     The Fiscal Agent will not impose any fees in respect of the global bonds, other than fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, owners of beneficial interests in the global bonds may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems.

     Until the global bonds are paid or payment thereof is duly provided for, the Republic will, at all times, maintain a paying agent in The City of New York (the “Paying Agent”). The Republic has appointed JPMorgan Chase Bank, National Association to serve as Paying Agent. An office of the Paying Agent in The City of New York for all purposes relating to the global bonds is located at the date hereof at 4 New York Plaza, 15th Floor, New York, New York 10004. In addition, if and for so long as any global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, the Republic shall maintain a paying agent and a transfer agent in Luxembourg. The Republic has appointed J.P. Morgan Bank Luxembourg S.A. (formerly Chase Manhattan Bank Luxembourg S.A.), having offices located at 5 Rue Plaetis, L-2338, Luxembourg, to serve as Luxembourg paying agent and transfer agent.

Definitive Global Bonds

     If DTC notifies the Republic that it is unwilling or unable to continue as depositary for the global bonds or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be and a successor depositary is not appointed by the Republic within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, or if an event of default with respect to the global bonds shall have occurred and be continuing as described under “Description of the Debt Securities—Default and Acceleration of Maturity” in the prospectus, the Republic will issue or cause to be issued global bonds in definitive form in exchange for the book-entry security. The Republic may also at any time and in its sole discretion determine not to have any of the global bonds represented by a book-entry security, and, in such event, will issue or cause to be issued global bonds in definitive form in exchange for the book-entry security. Global bonds issued in definitive form will be issued only in fully registered form, without coupons, in minimum denominations of U.S. $2,000 and integral multiples of $1,000 in excess thereof. Any global bonds so issued will be registered is such names, and in such denominations, as DTC shall request. Such global bonds may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, and principal thereof and interest thereon will be payable at such office of the Fiscal Agent, provided that interest thereon may be paid by check mailed to the registered holders of the definitive global bonds. Such global bonds may also be presented for payment or registration of transfer or exchange at the office of the paying agent and transfer agent in Luxembourg set forth on the back cover of this Prospectus Supplement. With respect to any transfer or exchange of all or a portion of a global bond issued in definitive form, the transferor and the transferee will be entitled to receive, at the office of the Fiscal Agent, the paying agent and the transfer agent in Luxembourg, a new global bond in definitive form representing the principal amount retained by the transferor or the principal amount received by the transferee, as the case may be, after giving effect to such transfer.

Meetings and Amendments

     A meeting of holders of global bonds may be called, as set forth below, at any time and from time to time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement, the Banco Central Undertaking relating to the global bonds or the global bonds to be made, given or taken by holders of global bonds or to modify, amend or supplement the terms of the global bonds, the Banco Central Undertaking relating to the global bonds or the Fiscal Agency Agreement as hereinafter provided. The Republic may at any time call a meeting of holders of global bonds for any such purpose to be held at such time and at such place as the Republic shall determine. Notice of every such meeting, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given as provided in the terms of the global bonds, not less than 30 nor more than 60 days prior to the date fixed for the meeting (provided that, in the case of any meeting to be reconvened after adjournment for lack of a quorum, such notice shall be given not less than 10 days nor more than 60 days prior to the date fixed for such meeting). In case at any time the Republic or the holders of at least 10% in aggregate principal amount of the Outstanding (as defined in the Fiscal Agency Agreement) global bonds shall, after the occurrence and during the continuance of any Event of Default under the global bonds, have requested the Fiscal Agent to call a meeting of the holders of the global bonds for any such purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the Fiscal Agent shall call such meeting for such purposes by giving notice thereof.

     To be entitled to vote at any meeting, a person must be a holder of outstanding global bonds or a person duly appointed in writing as a proxy for a holder. The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding global bonds will constitute a quorum. The Fiscal Agent may make any reasonable and customary regulations governing the conduct of any meeting.

     Venezuela and the Fiscal Agent may modify, amend or supplement the terms of the global bonds, the Banco Central Undertaking relating to the global bonds and the Fiscal Agency Agreement as it relates to the global bonds, or the holders may take any action provided by the Fiscal Agency Agreement, the Banco Central Undertaking relating to their global bonds or the terms of their global bonds with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66?% in aggregate outstanding principal amount of the global bonds that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66?% in aggregate outstanding principal amount of the global bonds.

However, without the consent or affirmative vote, in person or by proxy, of holders of at least 85% in aggregate principal amount Outstanding of the global bonds, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal or any interest on the global bonds;

•	reduce the principal amount of the global bonds;

•	reduce the portion of the principal amount of the global bonds that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the global bonds;

•	change the currency or place of payment of principal of or interest on the global bonds;

•	permit early redemption of the global bonds;

•	reduce the proportion of principal amount of the holders of the global bonds whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement, the Banco Central Undertaking relating to the global bonds or the terms and conditions of the global bonds or to take any other action;

•	change Venezuela’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the global bonds;

•	change the governing law provision of the global bonds;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the global bonds;

•	change the ranking of the global bonds as described under the heading “Description of the Debt Securities—Nature of Obligation” in the prospectus; or

•	in connection with any offer to acquire global bonds in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the global bonds.

     We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% of the aggregate principal amount of the Outstanding global bonds) agree to the change.

     For purposes of determining whether the required percentage of holders of the global bonds has approved any amendment, modification or change to, or waiver of, the global bonds, the Banco Central Undertaking relating to the global bonds or the Fiscal Agency Agreement, global bonds owned, directly or indirectly, by Venezuela or any public sector instrumentality of Venezuela will be disregarded and deemed not to be “Outstanding,” except that in determining whether the Fiscal Agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only global bonds that the Fiscal Agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Notices

     Notices to the holders of the global bonds will be deemed to be validly given upon publication at least once in a leading daily newspaper in the English language of general circulation in London and New York and, if and for so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, in a daily newspaper of general circulation in Luxembourg or, if publication in either London or Luxembourg is not practicable, in Europe. It is expected that notices in London, New York and Luxembourg will be published in the Financial Times, the Wall Street Journal and the Luxemburger Wort, respectively. In the case of the book-entry security, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

     Such notices will be deemed to have been given on the date of such publication or, if published in such newspapers on different dates, on the date of the first such publication. Neither the failure to give notice nor any defect in any notice given to any particular holder of a global bond shall affect the sufficiency of any notice with respect to any other global bonds.

Purchase of Global Bonds by the Republic

     The Republic may at any time purchase any of the global bonds in any manner and at any price. All global bonds which are purchased by or on behalf of the Republic may be held, resold or surrendered for cancellation.

Listing

     The Republic has applied to list the global bonds on the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

     The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and the Republic takes responsibility for the accurate reproduction of this information. The Republic takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

     The Depository Trust Company

     DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, American Stock Exchange and the National Association of Securities Dealers, Inc.

     Euroclear and Clearstream, Luxembourg

     Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The dealer managers are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

     Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

     Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

     The Republic will issue the global bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

     The Republic and the Fiscal Agent generally will treat the registered holder of the global bonds, initially Cede & Co., as the absolute owner of the global bonds for all purposes. Once the Republic and the Fiscal Agent make payments to the registered holders, the Republic and the Fiscal Agent will no longer be liable on the global bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

     The Fiscal Agent will not charge you any fees for the global bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

     Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the global bonds among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the global bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

     When the global bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the global bonds and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the global bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the global bonds to

Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the global bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the global bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date) either from cash on hand or existing lines of credit. Under this approach, however, participants take on credit exposure to Euroclear or Clearstream, Luxembourg until the global bonds are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the global bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the global bonds were credited to the participant’s account. However, interest on the global bonds would accrue from the value date. Therefore, in many cases the interest income on global bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

     Because the settlement will occur during New York business hours, a DTC participant selling an interest in the global bonds can use its usual procedures for transferring global bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer global bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the global bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases global bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•	borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION

Venezuelan Taxation

     The following is a general description of certain Venezuelan tax aspects of the global bonds and does not purport to be a comprehensive description of the tax aspects of the global bonds. Prospective purchasers should consult their tax advisers as to the tax laws and the specific tax consequences of acquiring, holding and disposing of the global bonds.

     Purchasers of global bonds may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase other than Venezuela.

     Under existing laws and regulations in Venezuela, interest payments made in respect of the global bonds by the Republic will not be subject to Venezuelan income tax or other Venezuelan taxes.

     Capital gains resulting from the sale or other disposition of the global bonds will not be subject to Venezuelan income or other Venezuelan taxes.

United States Federal Income and Estate Taxation

     The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to the purchase, receipt, ownership or disposition of the global bonds. This summary is based on U.S. federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in this summary.

     This summary deals only with holders that hold the global bonds as capital assets for U.S. federal income tax purposes and that purchased the global bonds in the initial offering at the initial offering price. This summary does not address tax consequences applicable to:

•	special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark-to-market, banks, tax-exempt organizations, or life insurance companies,

•	persons that hold global bonds as a hedge against (or hedged against) interest rate risks or as part of a straddle or conversion transaction, and

•	persons whose functional currency is not the U.S. dollar.

     Prospective purchasers of global bonds should consult their own tax advisors in determining the tax treatment of the purchase, receipt, ownership and sale of global bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant foreign, state, local or other tax laws.

     As used herein, the term “United States Holder” means a holder of global bonds who or that is:

•	a citizen or resident of the United States,

•	a domestic corporation or partnership,

•	an estate the income of which is subject to regular U.S. federal income taxation regardless of the source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     United States Holders

     The following discussion applies to you only if you are a United States Holder.

     Payments of Interest

     Interest on a global bond will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for tax purposes.

     Interest paid by the Republic on the global bonds will constitute income from sources outside the United States and under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006, depending on your circumstances, will be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you under the United States federal income tax laws.

     Purchase, Sale, and Retirement of the Global Bonds

     Your tax basis in a global bond will generally equal its cost to you. You will generally recognize capital gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on the sale or retirement (not including any amounts attributable to accrued but unpaid interest) and your adjusted tax basis in the global bond. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Any gain or loss you recognize on the sale or retirement of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for United States federal income tax purposes.

     Non-United States Holders

     The following discussion applies to you if you are not a United States person for U.S. federal income tax purposes (“Non-United States Holder”). If you are a United States Holder, this discussion does not apply to you.

     Interest on the Global Bonds

     Subject to the discussion of backup withholding below, you generally will not be subject to United States federal income tax, including withholding tax, on payments of interest on the global bonds.

     However, you may be subject to United States federal income tax on payments of interest on the global bonds if you:

•	are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the United States federal tax laws; or

•	have an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

     Disposition of the Global Bonds

     Subject to the discussion of backup withholding below, you will not be subject to United States federal income tax on any capital gain realized on the sale, exchange or retirement of the global bonds unless:

•	that gain or income is effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain or income is realized, and either:

•	the gain is attributable to an office or fixed place of business maintained in the United States by you; or

•	you have a tax home in the United States.

     Estate Tax

     The global bonds will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of that tax, the global bonds will not be included in the gross estate in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

     Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to payments of principal of and interest on the global bonds to non-corporate United States Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding tax will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are Non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Forms W-8BEN or otherwise establish an exemption.

     The payment of proceeds of a sale or redemption of global bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-United States Holder (and, has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption.

     A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these regulations to your situation.

     A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

     ANY AMOUNTS WITHHELD UNDER THE BACKUP WITHHOLDING RULES FROM A PAYMENT TO A HOLDER OF A GLOBAL BOND GENERALLY WILL BE ALLOWED AS A REFUND OR A CREDIT AGAINST THE HOLDER’S UNITED STATES FEDERAL INCOME TAX LIABILITY AS LONG AS THE HOLDER PROVIDES THE REQUIRED INFORMATION TO THE INTERNAL REVENUE SERVICE.

PLAN OF DISTRIBUTION

Dealer Managers

     The Republic has entered into a Dealer Manager Agreement dated as of December 3, 2004 with ABN AMRO Incorporated and Dresdner Bank AG London Branch (collectively, the “dealer managers”) pursuant to which the Republic has (a) retained the dealer managers to act on behalf of the Republic as dealer managers in connection with the offering of the global bonds, (b) agreed to pay the dealer managers a fee equal to 0.40% of the aggregate principal amount of the global bonds, and (c) agreed to indemnify the dealer managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments that the dealer managers may be required to make in respect thereof.

     The global bonds are being offered for sale in Venezuela only. Each of the dealer managers represents and agrees that it has not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and that will not impose any obligations on the Republic except as set forth in the Dealer Manager Agreement.

     In connection with the offering, the dealer managers may purchase and sell global bonds in the open market. Such transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by a dealer manager of a greater aggregate principal amount of global bonds than it holds or has the right to purchase. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the global bonds while the offering is in progress.

     These activities by the dealer managers may stabilize, maintain or otherwise affect the market price of the global bonds. As a result, the price of the global bonds may be higher than the price that otherwise might exist in the open market. However, the dealer managers do not make any representation or prediction as to the effect of such transactions on the price of the global bonds. Once these activities are commenced, they may be discontinued by the dealer managers at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The address of ABN AMRO Incorporated is 55 East 52nd Street, New York, NY 10025, and the address of Dresdner Bank AG London Branch is Riverbank House 2 Swan Lane, London EC4R 3UX.

Payment for Global Bonds by Venezuelan Investors

     The Republic, through the Ministry of Finance and Banco Central, enacted Foreign Exchange Agreement No. 4, dated July 22, 2003, as amended on October 6, 2003 (Convenio Cambiario No. 4), to allow the purchase in Venezuela of the global bonds in exchange for Bolívares at the official exchange rate, currently at Bs.1,920 = U.S.$1.00. Foreign Exchange Agreement No. 4 authorizes the primary purchase of External Indebtedness of the Republic by payment in Bolívares. In accordance with the provisions of Article 3 of Foreign Exchange Agreement No. 4, secondary market sales and purchases of global bonds in Bolívares may not take place without the authorization of Banco Central, which it may grant at its discretion.

     The Republic, through the Ministry of Finance, publicly announced that the global bonds may be purchased by banks and other financial institutions (collectively “Financial Institutions”) for their own accounts or for their clients’ accounts.

     At the time of their initial issuance, investors in Venezuela will be permitted to purchase and pay for the global bonds in Bolívares at the official exchange rate of Bs.1,920 = U.S.$1.00. Purchases must be made by or through a participating Financial Institution having an account at Banco Central by instructing Banco Central to debit the institution’s account in Bolívares in an amount equal to the purchase price of the global bonds at the official exchange rate.

VALIDITY OF THE GLOBAL BONDS

     The validity of the global bonds will be passed upon for Venezuela by Ramos, Ferreira y Vera, S.C., Venezuelan counsel to the Republic, and by Arnold & Porter LLP, New York, New York, United States counsel to Venezuela, and for the dealer managers by Sullivan & Cromwell LLP, New York, New York, United States counsel to the dealer managers, and by d’Empaire, Reyna, Bermúdez Abogados, Venezuelan counsel to the dealer managers. As to all matters of Venezuelan law, Arnold & Porter LLP may rely on the opinion of Ramos, Ferreira y Vera, S.C. and Sullivan & Cromwell LLP may rely on the opinion of d’Empaire, Reyna, Bermúdez Abogados. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. may rely on the opinion of Arnold & Porter LLP and d’Empaire, Reyna, Bermúdez Abogados may rely on the opinion of Sullivan & Cromwell LLP.

AUTHORIZED REPRESENTATIVE

     The authorized representative of Venezuela in the United States of America is the Ambassador of the Bolivarian Republic of Venezuela to the United States of America, whose address is:

Embassy of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

GENERAL INFORMATION

Due Authorization

     The creation and issuance of the global bonds was authorized pursuant to the Organic Law of the Financial Administration of the Public Sector, the Special Annual Indebtedness Law for Fiscal Year 2004, the approval of the Permanent Finance Committee of Venezuelan National Assembly N° 1428 dated November 17, 2004, and the approval of the Vice-President of the Republic in consultation with the Council of Ministers N° 4.141 dated November 16, 2004, as supplemented on December 6, 2004. Prior to the issuance of the global bonds, the approval of the Permanent Finance Committee of the Venezuelan National Assembly will be supplemented to reflect the terms and conditions under which the global bonds have been agreed to be issued. Banco Central’s participation in the transaction will be authorized by the Board of Directors of Banco Central on December 7, 2004.

Listing and Listing Agent

     Application has been made to list the global bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the global bonds will be lodged with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés à Luxembourg). For so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

     The Luxembourg listing agent, from whom copies of the global bond offering materials may be obtained in Luxembourg, is Dexia Banque Internationale Luxembourg S.A., 69, route d’Esch, L-2953 Luxembourg.

Litigation

     Except as described herein or in documents incorporated by reference herein, neither the Republic nor any governmental agency of the Republic is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect the Republic’s ability to meet its obligations under the global bonds and the Fiscal Agency Agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as the Republic is aware, threatened.

Documents Relating to the Global Bonds

     Copies of the Fiscal Agency Agreement and the form of global bond may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the offices of the Fiscal Agent and the Luxembourg paying agent and transfer agent specified on the inside back cover of this prospectus supplement.

Where You Can Find Additional Information

     The SEC maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. Copies of reports and information filed with the SEC by the Republic, including its annual report on Form 18-K, will be available free of charge at the office of the Luxembourg listing agent.

Clearing

     The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (Common Code: 018389347, ISIN: US922646BL74; CUSIP No. 922646BL7).

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BOLIVARIAN REPUBLIC OF VENEZUELA

U.S.$4,800,000,000

Debt Securities

The Bolivarian Republic of Venezuela, referred to in this document as Venezuela or the Republic, may offer up to U.S.$4,800,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities consisting of bonds, debentures and notes, referred to in this document as Debt Securities. Venezuela may, however, increase that aggregate principal amount if, in the future, Venezuela determines that it wishes to sell additional Debt Securities.

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. This means:

•	Venezuela may issue the Debt Securities covered by this prospectus from time to time;

•	Venezuela will provide a prospectus supplement each time it issues the Debt Securities; and

•	the prospectus supplement will provide specific information about the terms of that issuance and may also add, update or change information contained in this prospectus.

You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Venezuela may sell the Debt Securities through underwriters or dealers, through agents designated from time to time, or directly.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2004.

Table of Contents

Official Statements	3
Enforcement of Civil Liabilities	3
Forward-Looking Statements	3
Use of Proceeds	5
About this Prospectus	5
Where You Can Find Additional Information	6
Description of the Debt Securities	7
Debt Record	15
Banco Central Undertaking	16
Plan of Distribution	17
Legal Matters	18
Authorized Representative	18

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Venezuela has not authorized anyone to provide you with different or additional information. Venezuela is not making an offer to sell these Debt Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the respective documents. The information contained or incorporated by reference in this prospectus is qualified in its entirety by the supplementary information contained in any prospectus supplement.

Official Statements

Information in this prospectus or any prospectus supplement which is identified as being derived from a publication of, or supplied by, Venezuela or one of Venezuela’s agencies or instrumentalities, is included in such document on the authority of that publication as an official public document of the Bolivarian Republic of Venezuela. All other information included in this prospectus, any prospectus supplement and the registration statement of which this prospectus is a part, is included as a public official statement made on the authority of Tobías Nóbrega Suárez, Minister of Finance. Unless otherwise noted, information contained herein for the years 2001, 2002 and 2003 provided by Banco Central de Venezuela, Venezuela’s central bank, which is referred to in this document as Banco Central, is considered preliminary until Banco Central has published that information in its Annual Report of National Accounts for the year following the year to which the data relates.

Enforcement of Civil Liabilities

Venezuela is a foreign state. As a result, you may not be able to effect service of process within the United States against Venezuela or enforce against Venezuela judgments in the courts of the United States predicated on the civil liability provisions of the federal or state securities laws of the United States. Venezuela has agreed to submit to the jurisdiction of United States federal and New York state courts located in the Borough of Manhattan, New York, New York, the courts of England located in London and the courts of Venezuela located in Caracas, and has waived some immunities and defenses in actions that might be brought against Venezuela with respect to the Debt Securities. Under Venezuelan law, neither Venezuela nor any of Venezuela’s property have any immunity from the jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution or otherwise), except that Venezuela, as well as Venezuela’s properties located in Venezuela, have immunity from set-off, attachment prior to judgment, attachment in aid of execution of judgment and execution of a judgment in actions and proceedings in Venezuela.

Forward-Looking Statements

This prospectus, any prospectus supplement and any documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Venezuela’s beliefs and expectations, are forward-looking statements. Specifically, words such as “anticipates”, “estimates”, “expects”, “intends”, “plans”, “seeks”, “believes” and “will”, and words and terms of similar substance used in connection with any discussion of future economic, social or political developments, identify forward-looking statements. These statements are based on current plans, objectives, estimates and projections and you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Venezuela undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements include, but are not limited to:

•	Venezuela’s statements regarding its prospects for political stability;

•	Venezuela’s plans with respect to the implementation of its economic plan;

•	Venezuela’s outlook for inflation, interest rates and the fiscal accounts; and

•	Venezuela’s success in the development of the non-petroleum sectors of the economy.

Forward-looking statements involve inherent risks. Venezuela cautions you that many factors could affect the future performance of the Venezuelan economy. These factors include, but are not limited to:

External factors, such as:

•	higher international interest rates, which could increase Venezuela’s debt service requirements and require a shift in budgetary expenditures toward additional debt service;

•	lower oil prices, which could decrease Venezuela’s fiscal and foreign exchange revenues and could negatively affect Venezuela’s tax receipts, the balance of payments and the level of international reserves;

•	recession or low growth in Venezuela’s trading partners, which could lead to fewer exports from Venezuela and, therefore, affect Venezuela’s growth;

•	damage to the international capital markets for emerging markets issuers caused by economic conditions in other emerging markets, which could affect Venezuela’s ability to engage in planned borrowing;

•	changes in import tariffs and exchange rates of other countries, which could harm Venezuelan exporters and, as a consequence, have a negative impact on the growth of Venezuela’s economy;

•	changes in the international prices of commodities; and

•	the decisions of international financial institutions, such as the International Monetary Fund, referred to as the IMF, the Inter-American Development Bank, referred to as the IADB, Corporación Andina de Fomento, referred to as the CAF and the International Bank for Reconstruction and Development, referred to as the World Bank, regarding the terms of their financial assistance to the Republic.

Internal factors, such as:

•	continued political instability, including further developments and events with respect to the referendum being proposed by the political opposition to President Chávez;

•	the ability of Petróleos de Venezuela, S.A., referred to as PDVSA, the government-owned oil company, to sustain normalized production levels following its virtual shutdown during the general strikes from December 2, 2002 through February 3, 2003;

•	the effect of the Venezuelan Government’s exchange control regime on the ability of domestic and international businesses to obtain foreign currency to pay for imported goods and raw materials, as well as Venezuela’s ability to attract foreign investment;

•	the Venezuelan Government’s ability to pass legislation in support of Venezuela’s economic plan, as well as public support for legislation that has been enacted as part of Venezuela’s economic plan;

•	the effectiveness of the Venezuelan Government’s economic plan, including its institution of exchange and price controls in February 2003;

•	the stability of the banking system;

•	the continuing political and economic impact of Venezuela’s new Constitution, which was enacted in 1999;

•	general economic and business conditions in Venezuela, including a decline in foreign direct and portfolio investment, high domestic inflation, high domestic interest rates and increased unemployment, each of which could lead to lower levels of growth, lower international reserves and diminished access of both the government and Venezuelan businesses to international capital markets;

•	foreign currency reserves; and

•	the level of domestic debt.

Use of Proceeds

Unless otherwise specified in the applicable prospectus supplement, Venezuela will use the net proceeds from the sale of the Debt Securities for general purposes, including the refinancing of Venezuela’s domestic and external indebtedness. Such refinancings may be effectuated through the acquisition of outstanding Debt Securities through open-market purchase, tender or exchange, subject to certain conditions.

About this Prospectus

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission, or SEC, under a “shelf” registration process. Under this shelf process, Venezuela may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of U.S.$4,800,000,000. This prospectus provides you with basic information about Venezuela and a general description of the debt securities Venezuela may offer. Each time Venezuela sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Venezuela, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

Where You Can Find Additional Information

Venezuela files Annual Reports with the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Venezuela and may be accompanied by exhibits. You may read and copy any document Venezuela files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Rooms. These documents and the Republic’s future filings with the SEC will be, available through the SEC’s Internet site at http://www.sec.gov.

The SEC allows Venezuela to “incorporate by reference” the information Venezuela files with it. This means that Venezuela can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Venezuela incorporates by reference each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/ A (including all exhibits), filed with the SEC by Venezuela on or subsequent to the date of this prospectus until it sells all of the debt securities covered by this prospectus. Each time Venezuela files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may request a free copy of the Annual Reports, amendments to the Annual Reports and other information mentioned above by writing or calling Venezuela at:

Ministerio de Finanzas

Avenida Urdaneta, Esquina de Carmelitas
Edificio Sede del Ministerio de Finanzas
Piso 9
Caracas, Venezuela
Atencion: (i) Jefe de la Oficina Nacional de Credito Publico
(ii) Director de Administracion de la Deuda
telephone: 58-212-802-1880
facsimile: 58-212-802-1893

Unless otherwise specified or the context requires, references to “dollars”, ‘$”, “U.S.$”, “US$”, “US dollars” and “U.S. dollars” are to United States dollars, references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union, references to “¥” are to Japanese yen and references to “bpd” are to barrels per day. As used in this prospectus, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares.

Certain amounts that appear in this prospectus or any prospectus supplement may not sum because of rounding adjustments.

Description of the Debt Securities

This prospectus provides you with a general description of the securities that Venezuela may offer. Each time Venezuela sells securities, Venezuela will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Venezuela will issue the Debt Securities under a fiscal agency agreement, dated July 25, 2001, by and among Venezuela, Banco Central, Deutsche Bank AG and Deutsche Bank Trust Company Americas, formerly named Bankers Trust Company. This fiscal agency agreement has been amended to provide for the issuance of Debt Securities containing the collective action clauses described in ‘—Meetings and Amendments— Approval (Collective Action Securities)”. The fiscal agency agreement, together with the amendment thereto, are referred to in this document as the Fiscal Agency Agreement. Venezuela may replace the fiscal agent at any time. The fiscal agent is not a trustee and does not have the same responsibilities or the same duties a trustee would have toward the holder of the Debt Securities. Venezuela may maintain deposit accounts and conduct other ordinary banking transactions with the fiscal agent.

The following description is a summary of the material provisions of the Debt Securities and the Fiscal Agency Agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these Debt Securities. Therefore, you should read the Fiscal Agency Agreement and the form of the Debt Securities in making your decision on whether to invest in the Debt Securities. Venezuela has filed a copy of these documents with the SEC and at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of Debt Securities offered will include specific terms relating to the Debt Securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the Debt Securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Venezuela to redeem the Debt Securities at Venezuela’s option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the Debt Securities and that Venezuela may use to pay principal, any premium and interest;

•	the form of debt security-global or certificated and registered or bearer;

•	any index Venezuela will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the Debt Securities that do not conflict with the provisions of the Fiscal Agency Agreement.

Venezuela may issue Debt Securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any Debt Security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible Debt Security.

Venezuela may issue Debt Securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Venezuela will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The Debt Securities will be the general, direct, unconditional, unsecured and unsubordinated obligations of Venezuela. The Debt Securities will rank equally in right of payment among themselves and with all of Venezuela’s other unsecured and unsubordinated external indebtedness. Venezuela has pledged Venezuela’s full faith and credit for the payment of all amounts on the Debt Securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Venezuela will issue Debt Securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Payment of Principal and Interest

Venezuela will make payments on global Debt Securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders.

Venezuela will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the Debt Securities. Venezuela will make payments of interest by check mailed to the registered holders of the Debt Securities at their registered addresses.

Any money that Venezuela pays to the fiscal agent for payment on any Debt Security that remains unclaimed for two years will be returned to Venezuela. Afterwards, the holder of such Debt Security may look only to Venezuela for payment.

Additional Amounts

Venezuela will make all principal and interest payments on the Debt Securities without deducting or withholding any present or future Venezuelan taxes, unless the deduction or withholding is required by law. In the event that Venezuela is required to make any deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Venezuela will not, however, pay any additional amounts in connection with any tax, assessment or other Governmental charge that is:

•	imposed on or measured by a holder’s income or assets by the jurisdiction in which the holder is incorporated;

•	imposed on or measured by a holder’s income or assets by any jurisdiction in which the holder has a principal place of business, resides or is otherwise deemed to be doing business or maintaining a permanent establishment under any income tax treaty; or

•	imposed on a holder by any jurisdiction outside of Venezuela for any reason except as a result of Venezuela’s action.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for an offering, the Debt Securities will not be redeemable prior to maturity at Venezuela’s option or repayable before maturity at the option of the holders. Nevertheless, Venezuela may at any time purchase the Debt Securities in the open market or otherwise and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Venezuela agrees that, after any Debt Security has been issued and for so long as that Debt Security remains outstanding, if any lien on oil or accounts receivable on oil (other than a lien Venezuela is permitted to create as described below) is created by Venezuela, Banco Central or any other Governmental agency, after the date of issuance of that Debt Security, to secure any of Venezuela’s external public debt, Venezuela will cause such lien to equally and ratably secure Venezuela’s obligations under that Debt Security.

For the purposes of this agreement regarding Venezuela’s liens:

“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance on any asset or revenues of any kind;

“oil” means hydrocarbons and their products and derivatives produced in Venezuela but excludes Orimulsion®, products derived from Orimulsion®, natural gas, coal and petrochemicals; and

“external public debt” means Venezuela’s debt or any of a number of specified Venezuelan public sector entities which is denominated or payable in a foreign currency.

Important exceptions apply in some cases. Venezuela is permitted to create a lien if:

•	at the time the lien is created, no default in the payment of amounts owed under the Debt Securities or the bonds Venezuela issued to implement the 1990 Financing Plan exists (unless the proceeds of the financing secured by the lien are used to make or secure on a ratable basis amounts due on the Debt Securities); and

•	operating reserves maintained by Banco Central (as certified by Banco Central) are greater than the sum of (a) two months of imports into Venezuela of goods and services (including interest payments with respect to Venezuela’s external public debt) and (b) two months of principal payments with respect to the 1990 Financing Plan bonds and any other external public debt held by commercial banking institutions (measured in each case on the basis of imports and interest and principal payments during the preceding six months); and

•	the aggregate principal amount of all external public debt secured by liens on oil or accounts receivables on oil (including the external public debt to be secured by the new lien and other external public debt to be simultaneously secured by liens on oil or accounts receivable on oil)

paid, due or scheduled to fall due in the current calendar year, and the aggregate outstanding principal amount of all such external public debt scheduled to fall due in each subsequent calendar year, is in each such year less than an amount equivalent to 17.5% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); and

•	the aggregate outstanding principal amount of all external public debt secured by liens on oil or accounts receivable on oil (including the external public debt to be secured by the new lien and other external debt to be secured by liens on oil or accounts receivable on oil) is less than an amount equivalent to 55% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); or

•	the lien arises pursuant to an order of attachment, distraint or similar legal process and the execution or enforcement of the lien is effectively stayed, the related claims are being contested in good faith and the lien is released or discharged within one year of its imposition; or

•	the lien arises by operation of law (and not pursuant to any agreement) and has not been foreclosed or otherwise enforced against the oil or accounts receivable on oil to which the lien applies.

Default and Acceleration of Maturity

Each of the following is an event of default under a series of Debt Securities:

Non-Payment: Venezuela fails to pay any principal, premium, if any, or interest on any Debt Security of that series within 30 days of when the payment was due; or

Breach of Other Obligations: Venezuela fails to perform any other material obligation contained in the Debt Securities of that series or the Fiscal Agency Agreement and that failure continues for 90 days after any holder of the Debt Securities of that series gives written notice to Venezuela at the specified office of the fiscal agent; or

Breaches of Remittance Obligations by Banco Central: (i) Banco Central fails to remit U.S. dollars for principal and interest payments on the Debt Securities after receipt of payment from Venezuela of the corresponding amount of Bolívares or (ii) Banco Central withdraws any amount held on deposit with any holder or the fiscal agent after the holder or the fiscal agent has given notice to Banco Central that it intends to set off the missed payment from the deposited amount; and the failure continues for 30 days after written notice is given to Venezuela or Banco Central by the fiscal agent or given by any holder at the specified office of the fiscal agent; or

Breaches of Other Obligations by Banco Central: Banco Central fails to perform any obligation under the Banco Central Undertaking (other than those described above) and the failure continues for 90 days after written notice is given to Venezuela or Banco Central by any holder at the specified office of the fiscal agent; or

Acceleration of Payment on any Debt Obligation: As a result of any default or event of default related to any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares, other than the Debt Securities, any holder accelerates or declares the debt obligation to be due and payable prior to the date of its stated maturity; or

Moratorium on, or Failure to Perform, Obligations: Venezuela or Banco Central either declares a moratorium on, or fails generally to pay or perform, Venezuela’s obligations under any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares; or

Judgment Against Venezuela or Banco Central: A final judgment, decree or order by a court of competent jurisdiction for the payment of money in an amount greater than U.S.$100,000,000 has been entered against Venezuela or Banco Central and 30 days have passed without it being satisfied or stayed and such judgement decree or order cannot be appealed; or

IMF Membership: Venezuela ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF; or

Validity of Debt Securities Contested: The validity of the Debt Securities or the Fiscal Agency Agreement is contested by Venezuela, Banco Central, any legislative, executive or judicial body or official of Venezuela, or any official action taken by Venezuela renders any provision of the Debt Securities or the Fiscal Agency Agreement invalid or unenforceable; or

Expiration of Authority: Any authority required for Venezuela or Banco Central to perform Venezuela’s obligations under the Debt Securities or the Fiscal Agency Agreement that ceases to remain in full force or is modified so that it can be reasonably expected to adversely affect any rights or claims of the holders of Debt Securities.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding Debt Securities of the affected series may declare all the Debt Securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant Debt Securities will become immediately due and payable without the holder’s further action of any kind. Venezuela expressly waives any further required action. The fiscal agent will give notice of the declaration to Venezuela and the holders of Debt Securities. The holders of more than 50% of the aggregate outstanding principal amount of the relevant series of Debt Securities (or such other percentage required at a meeting held in the manner described below) may rescind a declaration of acceleration if Venezuela remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders may do so by written consent delivered to Venezuela at the office of the fiscal agent.

Meetings and Amendments

General

Venezuela may call a meeting of the holders of Debt Securities of any series at any time. Venezuela will determine the time and place of the meeting. Venezuela will give the holders not less than 30 or more than 60 days’ prior notice of each meeting (except that, in the case of any meeting adjourned due to lack of a quorum, Venezuela will give not less than 10 or more than 60 days’ prior notice to reconvene the adjourned meeting). The notice of each meeting will state:

•	the time and the place of the meeting; and

•	in general terms, the action proposed to be taken at the meeting.

If an event of default relating to the Debt Securities of a series has occurred and is continuing, the fiscal agent will call a meeting of the holders of Debt Securities of a particular series if the holders of at least 10% in aggregate Outstanding principal amount of the Debt Securities of such series have delivered a written request to the fiscal agent setting forth the action they propose to take.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding Debt Securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate Outstanding principal amount of the Debt Securities of a series will constitute a quorum, except in the event of a meeting that has been adjourned for lack of a quorum and properly reconvened, in which case 35% of the aggregate Outstanding principal amount of the Debt Securities of the series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Approval

The following description does not apply to any series of Debt Securities that has been designated Collective Action Securities. See “—Approval (Collective Action Securities)” below for a description of the corresponding terms and conditions applicable to Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the approval of the holders of either a majority in aggregate Outstanding principal amount of the Debt Securities of that series or not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders, whichever is less; or

•	the written consent of the holders of not less than a majority in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, each holder of a Debt Security of a particular series must consent to any amendment, modification or change that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the percentage of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Venezuela’s obligation to pay additional amounts.

Approval (Collective Action Securities)

The following description applies only to series of Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, without the consent or affirmative vote, in person or by proxy, of holders of at least 85% in aggregate Outstanding principal amount of the Debt Securities of a particular series, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the proportion of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action;

•	change Venezuela’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the Debt Securities;

•	change the governing law provision of the Debt Securities;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the Debt Securities;

•	change the ranking of the Debt Securities as described under the heading “—Nature of Obligation”; or

•	in connection with any offer to acquire Debt Securities in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the Debt Securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Debt Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% of the aggregate principal amount of the Outstanding Debt Securities of that series) agree to the change.

For purposes of determining whether the required percentage of holders of the Debt Securities of a series is present at a meeting for quorum purposes or has approved any amendment, modification or change to, or waiver of, the Debt Securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Debt Securities of a series, Debt Securities owned, directly or indirectly, by Venezuela or any public sector instrumentality of Venezuela will be disregarded and deemed not to be “Outstanding.” In determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Debt Securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Certain Amendments Not Requiring Holder Consent

Venezuela and the fiscal agent may, without the vote or consent of any holder of Debt Securities of a series, amend the Fiscal Agency Agreement or the Debt Securities of that series for the purpose of:

•	adding to Venezuela’s covenants for the benefit of the holders;

•	surrendering any of Venezuela’s rights or powers;

•	providing collateral for the Debt Securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or the Debt Securities; or

•	changing the terms and conditions of the Fiscal Agency Agreement or the Debt Securities in any manner which Venezuela and the fiscal agent may determine and which is not inconsistent with the Debt Securities and will not materially adversely affect the interests of the holders of the Debt Securities.

Collective Action Securities

The Republic may designate a particular series of Debt Securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” in this document, except that such Collective Action Securities will contain the provisions regarding amendments, modifications, changes and waivers described under the heading “—Meetings and Amendments— Approval (Collective Action Securities)” above instead of the provisions described under the heading “—Meetings and Amendments— Approval”.

Debt Record

Over the past 40 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly issued bonds and notes in the international capital markets.

Banco Central Undertaking

The description of the Banco Central Undertaking in this section is a summary and is not complete. Because it is only a summary, the description may not contain information that is important to you as a potential investor. Therefore, you should read the Banco Central Undertaking in making your decision on whether to invest in the Debt Securities. A form of the Banco Central Undertaking relating to the Debt Securities has been filed with the SEC and the fiscal agent.

Venezuela has irrevocably and unconditionally agreed that each payment to be made by Venezuela under the Debt Securities shall be effected through Banco Central under an agreement referred to as the Banco Central Undertaking. For that purpose, Venezuela has instructed Banco Central to:

•	execute and deliver an undertaking in favor of the fiscal agent, each paying agent and the holders of each series of Debt Securities; and

•	in accordance with the terms of that undertaking, remit U.S. dollars in the amount of each payment of principal and interest on the Debt Securities at the time and place designated for the Debt Securities.

In conjunction with the Banco Central Undertaking, Venezuela has irrevocably and unconditionally agreed to:

•	deposit at Banco Central the Bolívares required for each payment prior to the date such payment is required to be made; and

•	deliver in a timely fashion to Banco Central the authorizations necessary for it to effect the required conversions of Bolívares into U.S. dollars.

Venezuela has agreed that Venezuela’s deposit of funds with Banco Central shall not be deemed to constitute payment to any holder of such series of Debt Securities of any amount payable to such holder. The law of the State of New York will govern each Banco Central Undertaking.

Once Venezuela deposits with Banco Central the Bolívares required for a payment due under the Debt Securities and provides Banco Central with the authorizations necessary for it to convert the Bolívares into U.S. dollars, Banco Central will have a separate and independent obligation to remit U.S. dollars to the fiscal agent for payment to the holders of the Debt Securities. However, Banco Central is not required to convert Bolívares to U.S. dollars if by doing so Banco Central would breach its obligation under Article 113 of the law of Banco Central (Ley del Banco Central de Venezuela), as published in Official Gazette number 5,606 on October 18, 2002, to provide the foreign currency demanded by PDVSA to meet its needs for U.S. dollars in accordance with the foreign exchange budget prepared by PDVSA.

Banco Central has agreed that any legal proceeding against it or its properties, assets or revenues in connection with a Banco Central Undertaking may be brought exclusively in: the Supreme Court of the State of New York, County of New York; the United States District Court for the Southern District of New York; the High Court of Justice, England, the courts of Venezuela that sit in Caracas and, only in special circumstances described in the Banco Central Undertaking, in another court that has jurisdiction or is otherwise competent to hear and determine the legal proceeding. Banco Central has irrevocably waived any objection which it now has or may later acquire to the laying of venue in any of these courts and has also waived (to the extent it is permitted to do so by applicable law) any right to claim that any of these courts is an inconvenient forum.

Banco Central has agreed to waive and not claim any immunity from suit, from jurisdiction of the court and from any other legal or judicial process or remedy, to which Banco Central or its revenues, assets or properties are entitled, in any legal proceeding in one of the courts specified above with respect to a Banco Central Undertaking, including immunity from post-judgment attachment and execution (but not from pre-judgment attachment and except for certain processes and remedies more fully described in the Banco Central Undertaking).

Plan of Distribution

Venezuela may sell the Debt Securities through underwriters or dealers, directly to one or more purchasers or through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Venezuela from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The underwriting compensation under this shelf will not exceed 8%.

Venezuela may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Venezuela and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Venezuela.

Venezuela may also sell the securities directly to the public or through agents designated by Venezuela from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Venezuela may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

Venezuela may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Venezuela under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Venezuela may offer the securities of any series to present holders of Venezuela’s other outstanding securities as consideration for the purchase or exchange by Venezuela of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Venezuela may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Venezuela in the ordinary course of business.

Legal Matters

The validity of the securities of each series will be passed upon by Ramos, Ferreira y Vera, S.C., A.P. 1297-Carmelitas, Caracas, 1010-A, Venezuela, the Republic’s Venezuelan counsel, and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, the Republic’s United States counsel. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Venezuelan law, Arnold & Porter LLP will assume and may rely on the correctness of the opinion of Ramos, Ferreira y Vera, S.C. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. will assume the correctness of the opinion of Arnold & Porter LLP.

Authorized Representative

The authorized representative of Venezuela in the United States is Bernardo Alvarez Herrera, the Ambassador of the Bolivarian Republic of Venezuela to the United States, Embassy of Venezuela, 1099 30th Street, N.W., Washington, D.C. 20007.

THE ISSUER

Bolivarian Republic of Venezuela
Ministerio de Finanzas
Avenida Urdaneta Esq. Carmelitas
Edificio Sede Ministerio de Finanzas, Piso 9
Caracas, Venezuela

DEALER MANAGERS

ABN AMRO INCORPORATED	DRESDNER BANK AG LONDON BRANCH
55 East 52nd Street	Riverbank House 2 Swan Lane
New York, New York 10025	London EC4R 3UX

AGENTS

Fiscal Agent & Paying Agent:	Luxembourg Paying Agent & Transfer Agent:

JPMorgan Chase Bank, National Association	J.P. Morgan Bank Luxembourg S.A.
4 New York Plaza, 15th Floor	5 Rue Plaetis
New York, New York 10004	L-2338, Luxembourg

LEGAL ADVISORS

To Venezuela as to U.S. law:	To the dealer managers as to U.S. law:

Arnold & Porter LLP	Sullivan & Cromwell LLP
399 Park Avenue	125 Broad Street
New York, New York 10022	New York, New York 10004
United States	United States

To Venezuela as to Venezuelan law:	To the dealer managers as to Venezuelan law:

Ramos, Ferreira y Vera, S.C.	d’Empaire, Reyna, Bermúdez Abogados
Edificio Torreon, Piso 11	Edificio Bancaracas, PH
Avenida Veracruz	Plaza La Castellana
Urb. Las Mercedes	Caracas, Venezuela
Caracas, Venezuela